UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Arvana Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

043279207

(CUSIP Number)

October 20, 2011

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☑ Rule 13d-1(b)
☐  Rule 13d-1(c)
☐  Rule 13d-1(d)

CUSIP No. 043279207	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Biltmore International Corp.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 47,500
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 47,500
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,500
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.37%
12.	TYPE OF REPORTING PERSON (see instructions) BD

CUSIP No. 043279207	13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer Arvana Inc.

(b)	Address of Issuer’s Principal Executive Offices 299 S. Main Street, 13th Floor Salt Lake City, Utah 04111

Item 2.

(a)	Name of Person Filing Biltmore International Corp.

(b)	Address of the Principal Office or, if none, residence 1090 King Georges Post Rd. Suite 203 Edison, NJ 08837

(c)	Citizenship United States

(d)	Title of Class of Securities Common Stock, $0.001 Par Value

(e)	CUSIP Number 043279207

CUSIP No. 043279207	13G	Page 4 of 5 Pages

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☑	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Date	Shares Held Directly	Solo Voting Power	Shared Voting Power	Solo Dispositive Power	Shared Dispositive Power	Beneficial Ownership Percentage of Class
10/20/11	47,500	47,500		47,500		5.37%
04/23/13	88,658	88,658		88,658		10.02%
09/04/14	152,125	152,125		152,125		17.19%
10/31/18	196,956	196,956		196,956		19.05%

CUSIP No. 043279207	13G	Page 5 of 5 Pages

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☐.

Instruction. Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.  Identification and Classification of Members of the Group.

Not Applicable

Item 9.  Notice of Dissolution of Group.

Not Applicable

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Nov 6, 2018 Date

John Gladdis Signature

John Gladdis, President Name/Title